UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number:  001-41324

AKANDA CORP.

(Name of registrant)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒   Form 20-F          ☐   Form 40-F

On November 22, 2024, Akanda Corp. (the “Company”), entered into a Bridge Loan Agreement dated as of November 21, 2024 (the “Loan Agreement”) with First Towers & Fiber Corp., a corporation incorporated under the laws of the Province of British Columbia (“First Towers”), pursuant to which the Company agreed to loan to First Towers US$350,000 (the “Loan”).

First Towers is a private company that develops, constructs and owns telecommunications infrastructure in Mexico. The purpose of the Loan is to provide First Towers with working capital for certain site acquisition, permits, architectural engineering, civil works, tower installation and taxes and fees, while the Company and First Towers consider and evaluate a business combination between them (the “Business Combination”). The parties have entered into a non-binding letter of intent with respect to the Business Combination which sets out the basic terms and conditions of the Business Combination and in part contemplated the Loan, and the parties have commenced negotiating definitive documents relating to the Business Combination. A co-founder, shareholder, executive and director of First Towers is Christopher Cooper, a director of the Company. The Company can give no assurance when or if the Business Combination will be consummated.

Interest of the prime rate (as defined in the Loan Agreement) plus 2% will accrue and be calculated daily on the principal amount of the Loan on the basis of the actual number of days the Loan is outstanding in a year of 365 or 366 days, as applicable, and will be compounded and payable monthly in arrears on the first business day of each month.

The obligations under the Loan will rank as the third ranking and most senior secured debt of First Towers.

The Loan, together with all accrued interest, fees and other amount payable pursuant to the Loan Agreement, will be due and payable by First Towers in full on demand by the Company. In addition, First Towers has the right at any time to repay the Loan or any part of the Loan without premium, penalty or bonus.

As general and continuing collateral security for the obligations under the Loan Agreement, First Towers agreed to execute and deliver to and in favor of the Company, a general security agreement creating a third-ranking security interest over all of First Towers’ property, an investment property pledge agreement creating a third-ranking security interest in all present and after acquired shares owned in First Towers (the “Pledged Shares”), a control agreement for the Pledged Shares, and an insurance transfer and consent, assigning certain insurance of First Towers to the Company as mortgagee, third loss payee and additional named insured as required by the Loan Agreement.

The Loan Agreement has representations, warranties, covenants and events of default of First Towers to or for the benefit of the Company, customary for transactions similar to the Loan.

As a result of entering into the Loan Agreement, Mr. Cooper may not be deemed an independent director of the Company under applicable Nasdaq continued listing requirements, and accordingly the Company does not have a majority of independent directors on its Board and Mr. Cooper is expected to resign from the Company’s Audit Committee, Compensation Committee and Nominating Committee.

The foregoing description of the Loan Agreement is not complete and is qualified in its entirety by reference to the full text of the Loan Agreement, which is filed as Exhibit 10.1 to this Report on Form 6-K and incorporated herein by reference.

Forward Looking Statements

This Report on Form 6-K contains “forward-looking statements.” Such statements which are not purely historical (including, but not limited to statements that contain words such as “will,” “believes,” “plans,” “anticipates,” “expects,” “intends,” “would,” “could” and “estimates”) are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future, including but not limited to, the consummation of the Business Combination.

Actual results could differ from those projected in any forward-looking statements due to numerous factors. These forward-looking statements are made as of the date of this Form 6-K, and the Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Although the Company believes that the beliefs, plans, expectations and intentions contained in this Form 6-K are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Investors should consult all of the information set forth herein and should also refer to the risk factors disclosure outlined in the Company’s reports and statements filed from time-to-time with the Securities and Exchange Commission.

Exhibit Number	Description
10.1	Bridge Loan Agreement between First Towers & Fiber Corp. and Akanda Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: November 26, 2024	By:	/s/ Katie Field
		Name:	Katie Field
		Title:	Interim Chief Executive Officer and Director

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